UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 29, 2016

Luxottica Group ends 2015(1) with total adjusted(3),(5) net sales growth of +17% to Euro 9 billion

The Group simplifies the organizational structure: Leonardo Del Vecchio to take on executive responsibilities for Markets; Adil Khan to leave

•                  Group’s adjusted(3),(5) net sales for 2015: +17% (+5.5% at constant exchange rates(2)) to more than Euro 9 billion

•                  Wholesale division’s net sales +12.5% (+6.9% at constant exchange rates(2)) to Euro 3.6 billion

•                  Retail division’s adjusted(3),(5) net sales +20.3% (+4.5% at constant exchange rates(2)) to Euro 5.4 billion

•                  Retail Division’s comparable store sales(4) +3.9%

Milan (Italy), January 29, 2016 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today to review the consolidated net sales and preliminary results for the fourth quarter of 2015 and the full fiscal year 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

The Board of Directors today also approved a simplification in the Group’s organizational structure with a CEO and an Executive Chairman.

Adil Khan is leaving his role as CEO for Markets and Board Member of Luxottica Group after a productive year at the side of Massimo Vian. Mr. Khan’s profile and international experience enabled him to contribute to the Group’s excellent 2015 financial results and to the deep simplification process started across businesses and geographies in late 2014.

The Chairman Leonardo Del Vecchio, founder and inspirer of the Group culture and strategic vision, will assume the executive responsibilities for Markets; Massimo Vian will continue in his role as CEO for Product and Operations.

The Chairman Leonardo Del Vecchio commented: “I’m really grateful to Adil who, with great passion, empathy and professionalism, joined the Group in this phase of profound transformation and extraordinary growth. His international experience and knowledge of markets and customers have strongly benefited the Company and his contributions will have an impact in the years to come. The entrepreneurial spirit and speed of action that have always distinguished Luxottica, bring us today to simplify our organizational structure.

My decision to take on executive responsibilities and more actively contribute to Luxottica’s management comes from the awareness that a renewed entrepreneurial spirit is critical today to properly face this new market scenario and to fast-track the evolution in the Markets area. This is to guarantee that growth, efficiency and investments remain our long-term priorities. We closed another year of record results and start the new one with great enthusiasm. We are well-equipped to manage a global agenda that is becoming more complex but also full of opportunities”.

Adil Khan highlighted: “It has been an absolute privilege to work alongside Massimo and Mr. Del Vecchio in such a strong, beautiful Company, exemplary in its global presence. Massimo is a manager of great talent and I have shared with him every moment of the last 12 months, establishing not only a fruitful business partnership but also a true and sincere brotherhood. I am thankful for the unique opportunity of knowing and working closely with an extraordinary and visionary man such as Mr. Del Vecchio: I have a great admiration and affection for him and what he has accomplished. I will continue to root for Luxottica and the executive team, which has every advantage and capability to lead one of the best companies in the world”.

Massimo Vian commented: “I thank Adil for a very intense year, of great change and success, as we led the Group side by side. I have learned a lot from his approach to the business and I wish him great success in his future endeavors. Because of our accomplishments over the past year, Luxottica is looking ahead with confidence, benefitting from a simpler and solid structure, closer to our Chairman. We are all focused on the start of the year, which we expect to be rich in initiatives. We continue to be a leading actor in our key markets”.

Net sales performance for the full year and the fourth quarter of 2015

Full Year 2015(1)

(In millions of Euros)	FY 2014	FY 2015	Change at constant exchange rates(2)	Change at current exchange rates
Group Net Sales	7,652	8,837	+4.3%	+15.5%
Adjusted(3),(5)	7,699	9,011	+5.5%	+17.0%
Wholesale Division	3,194	3,593	+6.9%	+12.5%
Retail Division	4,459	5,244	+2.3%*	+17.6%*
Adjusted(3),(5)	4,505	5,418	+4.5%*	+20.3%*

* The 2015 retail calendar of some Luxottica subsidiaries was nine days shorter than in 2014(6). Considering the same number of days, the change would have been at constant exchange rates(2) +4.4% and +6.6%, respectively, on a reported and adjusted(3),(5) basis. Change at current exchange rates on this basis would have been +20.0% and +22.7%, respectively, on a reported and adjusted(3),(5) basis.

Fourth Quarter 2015(1)

(In millions of Euros)	4Q 2014	4Q 2015	Change at constant exchange rates(2)	Change at current exchange rates
Group Net Sales	1,867	2,015	+2.0%	+7.9%
Adjusted(3),(5)	1,891	2,059	+2.7%	+8.9%
Wholesale Division	704	758	+7.1%	+7.7%
Retail Division	1,163	1,256	-1.2%*	+8.0%*
Adjusted(3),(5)	1,187	1,301	+0.1%*	+9.6%*

* The 2015 retail calendar of some Luxottica subsidiaries was nine days shorter than in 2014(6). Considering the same number of days, in the fourth quarter the change would have been at constant exchange rates(2) +7.0% and +8.1%, respectively, on a reported and adjusted(3),(5) basis. Change at current exchange rates on this basis would have been +17.1% and +18.5%, respectively, on a reported and adjusted(3),(5) basis.

Luxottica reached record adjusted(3),(5) net sales of Euro 9 billion in 2015, reflecting strong organic growth of 17% (+5.5% at constant exchange rates(2)). In 2015, the Group once again played a central role in the expansion of the eyewear market by interpreting the tastes and needs of consumers around the world. The Group experienced success with its latest collections of sunglasses and eyeglasses, saw the powerful luxury and fashion drive of its brand portfolio and aimed to provide customers with a unique experience across its retail chains. Vertical integration and the control of the entire value chain have led to a steady improvement in efficiency and superior levels of quality and service consistently across the world.

The Wholesale and Retail divisions both performed well, contributing to full year results with an increase respectively of 12.5% and 20.3% on an adjusted(3),(5) basis (+6.9% and +4.5% at constant exchange rates(2)) over 2014 results. The Group saw stellar increases in e-commerce revenues, which were up +50%, a strong growth of the Wholesale business in all geographies and notable performance from its top retail chains. Sunglass Hut confirmed it remains a leader in the sun category worldwide with double-digit growth in total sales for the fifth consecutive year: +24.6% (+10% at constant exchange rates(2)), with Australia, Continental Europe, Brazil and Mexico as the leading performers. LensCrafters in North America strongly contributed with comparable stores sales(4) up by 4.3%. The Retail business reported strong results notwithstanding that the fiscal calendar of the division in North America was nine days shorter than in 2014(6), corresponding to approximately Euro 90 million in sales. This difference is a result of the presence of the 53rd week in the 2014 retail calendar only and the Group’s decision to align its retail reporting calendars with the Group financial reporting calendar which ends on December 31st.

By geographies, Europe and emerging markets drove growth in 2015 with an increase respectively of +7.8% and +14.5% (+6.8% and +13.3% at constant exchange rates(2)). North America also registered excellent results, benefitting from buoyant domestic demand.

In the fourth quarter of 2015, the Group’s adjusted(3),(5) net sales grew by 8.9% (+2.7% at constant exchange rates(2)) exceeding Euro 2 billion, with an increase of 7.7% and 9.6% (+7.1% and +0.1% at constant exchange rates(2)) in the Wholesale and Retail divisions, respectively, on an adjusted basis. In the fourth quarter of 2015, the Retail division results were affected by the combined effect of the realignment of the financial calendars and the 53rd week(6).

“We’re celebrating another year of outstanding results, confident to double the growth in earnings compared to sales, at constant exchange rates(2)”, commented Adil Khan and Massimo Vian. “Determination, agility and a clear strategic roadmap helped us achieve solid organic growth in a challenging macroeconomic environment, and enabled us to improve operations in every business area, setting a solid basis for sustainable long-term growth.”

“This year we implemented several strategic initiatives like the Oakley integration and the launch of a price harmonization program in China and in Southeast Asia. We’re especially proud of achievements including the renewal of our license agreements with Prada, Burberry and Dolce&Gabbana, the global launch of Michael Kors, the expansion of Sunglass Hut in new markets and the development of successful partnerships like the one with Macy’s in North America”.

“We closed the year 2015 with a very positive outlook. The first few weeks of 2016 and the start of ambitious long-term investment plans have set the stage for another promising year of solid growth, where we expect earnings to grow faster than sales, and expansion into new markets”.

North America

In 2015, North America also proved to be one of the key growth engines for the Group, with adjusted(3),(5) net sales increasing by 22.9% (+3.7% at constant exchange rates(2)). The Wholesale division’s net sales increased by 25.3% (+6.3% at constant exchange rates(2)), a particularly positive result when compared with strong growth in 2014. During the year, the Group successfully completed the integration of Oakley eyewear in its organization. Luxottica’s leading retail chains posted favorable results with comparable store sales(4) rising by 3.9%, including a strong contribution by LensCrafters (+4.3%) driven by a significant increase in the number of consumers at these stores and eye exams provided. Sunglass Hut also continued its growth in the sun category, bucking the trend for the fashion accessories sector, with comparable store sales(4) up 4.7% thanks to its unique customer experience and a comprehensive in-store product assortment. Sunglass Hut also recorded positive results in the fourth quarter of 2015 despite the fact that some stores were impacted by the slowdown in tourism in this period.

Europe

Europe contributed to the Group’s overall growth with positive results in both the Wholesale and Retail divisions. Increased sales of 7.8% in the region (+6.8% at constant exchange rates(2)) reflect significant improvements recorded particularly in Italy, Spain, Germany, United Kingdom, Eastern Europe and Turkey. Results of the Wholesale division, up by 5.1% on a year-over-year basis, were enhanced by the growing penetration of the STARS program that includes today more than 4,700 doors in the region. The Retail division posted an increase of +24.9% (+17.3% at constant exchange rates(2)), with Sunglass Hut recording double-digit growth in comparable store sales(4) in Continental Europe and net openings of approximately 50 new stores.

Asia-Pacific

The Asia Pacific region closed 2015 with increased net sales of 12.2% (+5.5% at constant exchange rates(2)). The Wholesale division reported a net sales increase of 19.7% (+8.6% at constant exchange rates(2)), and the Retail division was up 6.9% (+3.3% at constant exchange rates(2)). Net sales in Asia improved by 24% (+10% at constant exchange rates(2)) driven by Mainland China, Japan, India and Southeast Asia, which benefited from the strong performance of the Wholesale division along with the launch of 42 Sunglass Hut stores between Mainland China and Thailand this year. In 2015, comparable store sales(4) of the Retail division in Australia was up by 1.5%: the double-digit growth in comparable store sales(4) of Sunglass Hut more than offset the weakness of OPSM which continues a path of refocusing its activities and strategies.

Latin America

During 2015, the Group confirmed its strong growth trend in Latin America, notwithstanding the devaluation of the Brazilian Real. Sales in the region increased by 7.3% (+15.1% at constant exchange rates(2)), driven by Mexico as well as Chile and Colombia, where the Wholesale division opened two local subsidiaries earlier in the year. At constant exchange rates(2), Brazil showed an outstanding performance growing by +14% in 2015 and up by double-digits in the fourth quarter. In Retail, the Group posted strong comps(4) growth at GMO, particularly in Chile and Peru, which are the chain’s main markets, and at Sunglass Hut in Brazil and Mexico.

§

The officer responsible for preparing the Company’s financial reports, Stefano Grassi, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: corporate.communication@luxottica.com

Notes on the press release

(1) Comparisons, including percentage changes, are between the three-month and twelve-month periods ended December 31, 2014 and December 31, 2015, respectively. The full year and fourth quarter of 2014 for some subsidiaries of the Retail division included 53 and 14 weeks, respectively, compared to 52 and 13 weeks in 2015.

(2) Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

(3) Adjusted net sales is not a measure in accordance with IFRS.

(4) “Comps” or “Comparable store sales” reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(5) The adjusted data for the three-month and twelve-month periods ended December 31, 2015 do not take into account a change in the presentation of a component of EyeMed net sales that was previously included on a gross basis and is currently included on a net basis due to a change in the terms of an insurance underwriting agreement (the “EyeMed Adjustment”), resulting in a reduction to net sales on a reported basis of approximately Euro 44.2 million in the fourth quarter and approximately Euro 174.3 million for the full fiscal year. The adjusted data for the three-month and twelve-month periods ended December 31, 2014 do not take into account the EyeMed Adjustment resulting in a reduction to net sales on a reported basis of approximately Euro 23.9 million in the fourth quarter and Euro 46,6 million for the full fiscal year.

(6) In 2015, Luxottica subsidiaries that did not reflect a fiscal year end of December 31, primarily in the Retail division, modified their respective reporting calendars in order to better align with Luxottica Group’s financial reporting calendar and that of other subsidiaries in the consolidated Group reporting on a calendar year basis. The fiscal year and fourth quarter of 2014 for some subsidiaries of the Retail division included 53 and 14 weeks, respectively, compared to 52 and 13 weeks in fiscal 2013 and 2015. In a traditional 4-4-5 retail calendar, each fiscal quarter is comprised of two 4-week periods and one 5-week period, with one extra week in one quarter every seven years. Luxottica has eliminated this event commencing in 2015. The Group’s fiscal year 2014 was nine working days longer than fiscal year 2015 corresponding to approximately Euro 90 million sales.

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bvlgari, Chanel, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co. and Versace. The Group’s global wholesale distribution network covers 130 countries and is complemented by an extensive retail network of over 7,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. In 2015, Luxottica posted net sales of approximately Euro 9 billion and approximately 78,000 employees. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

— APPENDIX FOLLOWS —

Luxottica Group Sales by Regions and Channels — Full Year(1)

Net Sales (In millions of Euros)	FY 2014%		FY 2015%		Change at constant exchange rates(2)	Change at current exchange rates
North America adj.(3),(5)	4,333	56%	5,325	59%	+3.7%	+22.9%
Wholesale	841	11%	1,054	12%	+6.3%	+25.3%
Retail adj.(3),(5)	3,492	45%	4,272	47%	+3.1%	22.3%
Europe	1,507	20%	1,625	18%	+6.8%	+7.8%
Wholesale	1,295	17%	1,361	15%	+5.1%	+5.1%
Retail	212	3%	265	3%	+17.3%	+24.9%
Asia-Pacific	1,050	14%	1,178	13%	+5.5%	+12.2%
Wholesale	433	6%	518	6%	+8.6%	+19.7%
Retail	617	8%	660	7%	+3.3%	+6.9%
Latin America	506	6%	543	6%	+15.1%	+7.3%
Wholesale	350	5%	349	4%	+11.1%	-0.4%
Retail	156	2%	194	2%	+24.1%	+24.6%
Rest of the World	303	4%	339	4%	+8.8%	+12.1%
Wholesale	274	4%	310	4%	+9.8%	+13.3%
Retail	29	0%	29	0%	-0.8%	+0.8%
Group total adj.(3),(5)	7,699	100%	9,011	100%	+5.5%	+17.0%
Group total rep.	7,652		8,837		+4.3%	+15.5%

Luxottica Group Sales by Regions — Fourth quarter(1)

Net Sales (In millions of Euros)	4Q 2014%		4Q 2015%		Change at constant exchange rates(2)	Change at current exchange rates
North America adj.(3),(5)	1,109	59%	1,229	60%	-1.7%	+10.7%
Wholesale	193	10%	221	11%	+2.8%	+14.6%
Retail adj.(3),(5)	917	48%	1,008	49%	-2.7%	+9.9%
Europe	291	15%	302	15%	+6.4%	+3.7%
Asia-Pacific	268	14%	291	14%	+7.4%	+8.9%
Latin America	156	8%	156	8%	+15.0%	-0.2%
Rest of the World	66	4%	81	4%	+13.0%	+22.6%
Group total adj.(3),(5)	1,891	100%	2,059	100%	+2.7%	+8.9%
Group total rep.	1,867		2,015		+2.0%	+7.9%

Retail division comparable store sales(4)

	4Q 2015	FY 2015
Optical North America	+2.2%	+5.0%
LensCrafters	+1.2%	+4.3%
Retail Licensed Brands	+5.9%	+7.5%
Optical Australia/New Zealand	-1.3%	-2.1%
Sunglass Hut worldwide	+5.3%	+6.4%
Group Retail	+2.2%	+3.9%

Major currencies

Average exchange rates per EUR 1	4Q 2015	FY 2015	4Q 2014	FY 2014
US$	1.09527	1.10951	1.24980	1.32850
AUD	1.52051	1.47766	1.45962	1.47188
GBP	0.72203	0.72585	0.78911	0.80612
CNY	7.00033	6.97333	7.68240	8.18575
JPY	132.95185	134.31402	142.75391	140.30612

Set forth below is the text of a press release issued on January 29, 2016

Information related to the departure of Adil Mehboob-Khan

Milan (Italy), January 29, 2016 — With reference to the agreement to terminate the employment and administration relationship between Adil Mehboob-Khan and Luxottica Group S.p.A., Luxottica confirms that its Board of Directors, in the meeting held today, after carrying out the appropriate review and necessary assessment, resolved that, as part of the abovementioned agreement, Adil Mehboob-Khan is to be paid a redundancy incentive equal to the gross total amount of Euro 6,800,000, in addition to the severance pay linked to the consensual termination of the employment relationship effective February 29, 2016 and the administration relationship which has been terminated effective immediately.

Added to this incentive payment is the gross total amount of Euro 200,000 which shall be paid as part of the settlement and novation agreement in consideration of Adil Mehboob-Khan waiving, towards Luxottica Group S.p.A. and every other entity included in the Group, any claim or right in any case connected or related to the employment and administration relationships and their resolution.

This conclusion was reached in compliance and in line with the Remuneration Policy published by the Company and in accordance with the obligations established pursuant to the employment relationship/agreement between Adil Mehboob-Khan and the Company in January 2015.

In addition, Mr. Khan will also be paid the amount of variable short-term remuneration achieved in 2015.

The above-mentioned amounts to be paid as redundancy incentive and as part of the settlement and novation agreement shall be paid within 30 days after the termination of the employment relationship; the variable short-term remuneration will be paid by March 2016.

Mr. Khan has not maintained any rights with respect to awards under the Company’s long-term incentive plans. In addition, the employees non-solicitation agreement as well as the non-competition agreement signed along with the employment agreement are no longer valid.

In light of the overall attribution determined as indicated above, inclusive of the increase, compared to the employment agreement provisions in force when hiring Adil Mehboob-Khan in 2015 and reported in the Remuneration Policy, the agreement with Mr. Mehboob-Khan qualifies as a transaction with related parties of lesser significance pursuant to the Procedure adopted by the Company on the matter, which may not benefit from the exemption of the application of the related procedural discipline.

The terms and provisions of this transaction, prior to approval by the Board of Directors, were reviewed by the Human Resource Committee of Luxottica Group S.p.A., exclusively consisting of independent and unrelated directors. The Human Resource Committee, which is charged with carrying out the functions assigned by the Procedure to an internal committee of the Board with regard to remuneration and economic benefits to the Directors and executive officers with key responsibilities, expressed its reasoned favorable opinion on the conclusion of the agreement.

§

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: corporate.communication@luxottica.com

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bvlgari, Chanel, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co. and Versace. The Group’s global wholesale distribution network covers 130 countries and is complemented by an extensive retail network of over 7,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. In 2015, Luxottica posted net sales of approximately 9 billion Euro and had near 78,000 employees. Additional information on the Group is available at www.luxottica.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Stefano Grassi
Date: February 1, 2016		STEFANO GRASSI
Chief Financial Officer